Exhibit 17.1
Michael E. Keane
Vice President and Chief Financial Officer

February 24, 2006

Mr. Rick D. Spurr
Chairman and Chief Executive Officer
Zix Corporation
CSC	2711 N. Haskell Avenue
Suite 2300, LB 36
Dallas, TX 75204
Dear Rick:
It has been my privilege to serve as a member of the Board of Directors of ZixCorp since 1998. As you know, I have recently been appointed Chief Financial Officer of Computer Sciences Corporation and, as such, my expanded responsibilities will not allow me the time to properly represent the shareholder interests of ZixCorp. Accordingly, please accept my immediate resignation from the Board of Directors effective today.
I wish you, the board and the management team all the best success.
Very truly yours,
Michael E. Keane
MEK/kl

Computer Sciences Corporation
Corporate Office
2100 East Grand Avenue
El Segundo, California 90245
310 615 0311